भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange
Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Letter No. CO/S&B/SKT//2007/ 2898   Date: 08th October, 2007

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2006/2889 dated the 08th October 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

SEC MAIL PROCESSING RECEIVED OCT 26 2007 WASH, D.C. 209 SECTION

07027798

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

11/7

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/2889 Date: 08th October, 2007

FILE NO. 32.4521

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE NO.30

In terms of Clause 30 (b) of the Listing Agreement, we advise that Shri. S.K.Bhattacharya, has been appointed as Managing Director on the Board of State Bank of India with effect from the 08th October 2007 to the 31st October 2010, as per the Notification F.No8/01/2007-BO.1 dated the 08h October 2007, by the Government of India.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No:CO/S&B/SKT/2007/ 2956 FILE NO. 82.4521 Date: 13-10-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/2948 dated the 13th October 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

FILE NO. 82.4524

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 30th September, 2007. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL.. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For the quarter ended	:	30th September, 2007
2.	ISIN	:	INE062 A01012
3.	Face Value	:	Rs. 10/-
4.	Name of the Company	:	State Bank of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence Address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos.	:	22883888 / 22855348
8.	E-mail address	:	gm.snb@sbi.co.in
9.	Names of the Stock Exchange where the company's securities are listed.	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE
10.	Issued Capital	:	Number of shares : 52,62,98,878 % of total listed Capital : 100 %

11.	Listed Capital (Exchange-wise) (as per company records)	:	Number of shares % of total listed Capital	:	52,62,98,878 100 %
12.	Held in dematerialized form in CDSL	:	Number of shares % of total listed Capital	:	4,39,98,070 8.36 %
13.	Held in dematerialized form in NSDL	:	Number of shares % of total listed Capital	:	15,42,69,416 29.31 %
14.	Physical	:	Number of shares % of total listed Capital	:	32,80,31,392 62.33 %
15.	Total No. of shares (12 + 13 + 14)	:	52,62,98,878		
16.	Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15)	:	Not Applicable		
17.	Certifying the details of changes in share capital during the quarter under consideration as per table below:				

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESOPs , Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

FILE NO. 82.4524

18. Register of members is updated (Yes / No). If yes updated upto which date : Yes. 30th September, 2007

19. Reference of previous quarter with regards to excess Dematerialized Shares, if any : Nil

20 Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why? : Not applicable

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay. Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days. : Not applicable

Total No. of demat requests confirmed after 21 days	No. of requests	No. of Shares	Reasons for delay
Pending for more than 21 days	Not applicable	Not applicable	Not applicable

22. Name, telephone & fax No. of the Compliance Officer of the Company : Mr. M. Bhagavantha Rao,
GM Accounts & Compliance
Tel. No. 22020347 / 22023487

23. Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s. Batliboi & Purohit,
Chartered Accountants,
National Insurance Bldg.,
204, D.N. Road, Fort,
Mumbai 400 001.
22077941 / 42
Fax No. 22074260
Reg. No. 101048 W

FILE NO. 82-1524

24.	Appointment of common agency for share registry work	:	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
25.	Any other details that the CA / CS may like to provide.(eg. BIFR Company, delisting from SE	:	Nil

For Batliboi & Purohit,
Chartered Accountants,

(R.D. Hangekar)
Partner
Membership No. 30615

Place : Mumbai
Dated: 05.10.2007

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No.: CO /S&B/SKT/2007/ 3015

Date: 17.10.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC MAIL PROCESSING
RECEIVED
OCT 26 2007
WASH. D.C. 209 SECTION

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
APPROVAL OF REVIEWED RESULTS FOR HALF-YEAR ENDED 30th SEPTEMBER, 2007
CENTRAL BOARD MEETING ON 27.10.2007
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/2991 dated October 17, 2007 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Bombay Stock Exchange,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Letter No.: CO /S&B/SKT/2007/2991

Date: 17.10.2007

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT
APPROVAL OF REVIEWED RESULTS FOR HALF-YEAR ENDED 30th SEPTEMBER, 2007
CENTRAL BOARD MEETING ON 27.10.2007
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the Saturday, 27th October 2007, for approval of reviewed results of the Bank for the half year ended 30th September 2007. In terms of Clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on Saturday, 27th October 2007,.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. as above

* हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे. *

FILE NO. 82-4524

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021.

A meeting of the Central Board of the Bank will be held on the 27th October 2007 at Mumbai to approve the working results of the Bank for the half-year ended 30th September 2007.

Mumbai
Date:

O. P. BHATT
CHAIRMAN


STATE BANK OF INDIA

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

Letter No.CO/S&B/SKT/2007/

Date: 13-10-2007

SEC MAIL RECEIVED PROCESSING
OCT 2 6 2007
WASH. D.C. 209 SECTION

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/2947 dated 13.10.2007 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Letter No.CO/S&B/SKT/2007/2947 Date: 13-10-2007

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 30TH SEPTEMBER 2007

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th September 2007. We also enclose a soft copy of the same and it is being emailed as well. In this connection, we advise that only the following entities have shareholding of more than 1% of our equity.

Details of Shareholding of entities/ persons holding more than 1% of SBI Equity		
	No. of Shares held	% of Shares in total Equity
Govt. of India	31,43,39,200	59.73
Financial Institutions: 1. Life Insurance Corporation of India	1,74,24,454	3.31
FIIs: 1. CLSA Merchant Bankers Ltd., A/c (Mauritius) Ltd.,	1,34,22,864	2.55
2. BMF-Bank Bees-Investment A/c	73,12,025	1.39
Others (GDRs) 1. The Bank of New York (As depository for GDRs)	4,09,78,638	7.79
Total Holding of FIIs/NRIs/GDRs	10,43,29,358	19.82

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बैंक का. के. मुंबई S.B.I. C.C. Mumbai शे एवं ब. विभाग S & B Deptt.

FILE NO.

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
	Statement Showing Shareholding Pattern					
	Name of the Company :					
	Scrip Code :	SBI		**Quarter Ended :**	30.09.2007	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family				0.00	0.00
(b)	Central Government/ State Government(s)	1	314339200		64.77	59.73
(c)	Bodies Corporate				0.00	0.00
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)			0	0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	1	314339200	0	64.77	59.73
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	1	314339200	0	64.77	59.73
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	232	32406500	32377470	6.68	6.16
(b)	Financial Institutions/ Banks	84	5446508	5432968	1.12	1.03
(c)	Central Government/ State Government(s)	1	101632	0	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	13	22853253	22852003	4.71	4.34
(f)	Foreign Institutional Investors	242	63093932	62988556	13.00	11.99
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	572	123901825	123650997	25.53	23.54
B 2	**Non-institutions**					
(a)	Bodies Corporate	4215	16374975	16251293	3.37	3.11
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	499043	27651922	14391176	5.70	5.25
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	52	2795530	2763793	0.58	0.53
(c)	Any Other (specify)					
(c-i)	Non-Residents	2269	256788	231589	0.05	0.05
(c-ii)	General Others	0	0	0	0.00	0.00
	Sub-Total (B)(2)	505579	47079215	33637851	9.70	8.94
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	506151	170981040	157288848	35.23	32.48
	TOTAL (A)+(B)	506152	485320240	157288848		92.21
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	40978638	40978638	7.88	7.79
	GRAND TOTAL (A)+(B)+(C)	506153	526298878	198267486		100.00

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Govt. OF INDIA	314339200	59.73
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
11			0.00
TOTAL		314339200	59.73

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Life Insurance Corporation Of India	17424454	3.31
2	CLSA (MAURITIUS) LTD	13422864	2.55
3	BMF-BANK BEES-INVESTMENT A/C	7312025	1.39
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
TOTAL		38159343	7.25

(I)(d) **Statement showing details of locked-in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	N / A		0.00
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
TOTAL		0	0.00

(II)(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	GDR	40978638	7.79
2				0.00
3				0.00
4				0.00
5				0.00
6				0.00
7				0.00
8				0.00
9				0.00
				0.00
TOTAL			40978638	7.79

FILE NO. 82.4524

STATE BANK OF INDIA - EQUITY

HOLDING OF 1% AND ABOVE SHARES AS ON 30.09.2007

SR.	NAME / ADDRESS	SHARES	%AGE TO TOT EQUITY
1	Life Insurance Corporation Of India YOGAKSHEMA, JEEVAN BIMA MARG MUMBAI 400021	17424454	3.31
2	CLSA (MARITIUS) LIMITED C/o HSBC CNC HSBC Central Services Centre, S K Ahire Marg, Worli, Mumbai 400030	13422864	2.55
3	BMF-BANK BEES-INVESTMENT A/C Citibank NA Custody Services Dr.A B Road Worli, Mumbai 400 018	7312025	1.39

END